

February 8, 2011

Mr. Mark R. Stauffer
Chief Financial Officer
Orion Marine Group, Inc.
12000 Aerospace Dr., Suite 300
Houston, Texas 77034

> **RE:** **Orion Marine Group, Inc.**
> **Form 10-K for the Year Ended December 31, 2009**
> **Forms 10-Q for the Periods Ended March 31, 2010, June 30, 2010 and**
> **September 30, 2010**
> **Definitive Proxy Statement on Schedule 14A filed on April 12, 2010**
> **Form 8-K filed July 1, 2010**
> **File No. 1-33891**

Dear Mr. Stauffer:

We have reviewed your response letter dated January 20, 2011 and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

<u>DEFINITIVE PROXY STATEMENT ON SCHEDULE 14A</u>

<u>General</u>

1. We note your response to comment 13 of our letter dated December 23, 2010; however we reissue the comment. Please supplementally advise us of the basis for your conclusion that your compensation policies and practices are not reasonably likely to have a material adverse affect such that you were not required to provide disclosure pursuant to Item 402(s) of Regulation S-K, and briefly describe for us the process you undertook to reach that conclusion.

Compensation Discussion & Analysis

Establishing Executive Compensation, page 18

2.  We note that in response to comment 15 of our letter dated December 23, 2010 you state that your fiscal 2009 target total direct compensation for your executives fell between the 50$^{th}$ and 75$^{th}$ percentiles for each position.  However, it remains unclear whether you targeted the compensation for such executives so that it was paid consistent with a specific percentage of the peer group compensation, and, if so, how the Compensation Committee made its decision to pay actual compensation outside of such targeted percentile range.  With a view toward future filings, please provide us supplementally with draft disclosure explaining the specific targeted percentile range for the 2009 fiscal year compensation and the specific factors that were considered by the Compensation Committee for any named executive officer that received compensation outside of such targeted percentile range.

Performance-Based Incentive Compensation, page 20

3.  We note that in response to comment 19 of our letter dated December 23, 2010 you state that in determining the discretionary award to be paid pursuant to the EIP, the Compensation Committee considers whether the executive met certain individual performance goals that are each given a specific weighting.  With a view toward future filings, please provide us supplementally with draft disclosure showing the specific weighting that was assigned to each individual performance goal for fiscal year 2009.

4.  We that in response to comment 20 of our letter dated December 23, 2010 you state that the determination of the target bonus amount as a percentage of salary is "based on the Company's belief that there should be a strong relationship between pay and corporate performance in relation to the executive's position within the Company."  While we recognize that this is the general motivation for setting the target bonus amount, it is unclear how you specifically determine where the target will fall in the range of 30% to 50% of the executive's base salary.  With a view toward future filings, please provide us supplementally with draft disclosure explaining specifically how the target bonus amount for fiscal year 2009 was determined.

Grants of Plan Based Awards, page 27

5.  We note your response to comment 26 of our letter dated December 23, 2010. However, your response provides a general description of the factors the Compensation Committee may consider in determining how many options and

restricted shares to award.   With a view toward future filings, please provide us supplementally with draft disclosure showing how the Compensation Committee specifically determined the type and amount of the awards made during fiscal year 2009 pursuant to the LTIP for each of the named executive officers.

You may contact Ernest Greene, Staff Accountant at (202) 551-3733 or Lisa Etheredge, Staff Accountant at (202) 551-3424 if you have questions regarding comments on the financial statements and related matters.  Please contact Erin Jaskot, Staff Attorney at (202) 551-3442 or Dietrich King, Staff Attorney at (202) 551-3338 with any other questions.

Sincerely,


Rufus Decker
Accounting Branch Chief